centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

082-04578

SUPPL

18 January 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

08000334

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JAN 2 8 2008
THOMSON
FINANCIAL

Derek Woodward
HEAD OF SECRETARIAT

For and on behalf of
Centrica plc

Enc

Centrica retail price statement
18.1.2008

CENTRICA PLC: RISING WHOLESALE OIL AND GAS PRICES FINALLY IMPACTS BRITISH GAS CUSTOMERS

- Increase delayed for around 340,000 vulnerable customers on *Essentials* tariff until the end of winter
- 2.4m customers on fixed-term tariffs to receive no increase at all
- New fixed price product available to offer price certainty for customers
- British Gas - the first energy supplier to offer free insulation to anyone over 70
- £7 in every £10 spent (by all UK energy suppliers) on vulnerable customer initiatives comes from British Gas[1]
- Retail electricity and gas prices will each increase by 15 per cent

British Gas today announced an increase to its tariffs for domestic gas and electricity on the back of rises in wholesale gas and electricity markets driven up by escalating energy prices in the second half of 2007.

In the last six months of 2007, higher wholesale gas prices have reduced British Gas operating margins to around 1 per cent and at current wholesale prices would be loss making in 2008 without the increase. As a result, and with immediate effect, British Gas electricity and gas retail prices will each increase by 15 per cent[2].

The price increase will not apply to around 340,000 customers on the British Gas social tariff, *Essentials*, until spring 2008[3] and 2.4 million customers on fixed term products will not be affected at this time[4].

Since British Gas reduced its retail gas prices by 20 per cent in the spring of 2007[5], wholesale energy prices have risen sharply and the forward gas price for 2008 has increased by 51 per cent, and the forward electricity prices by 61 per cent[6].

Further cost pressures are also affecting UK energy suppliers. The price charged to British Gas to transport and distribute energy will rise by 7 per cent in 2008 and the Government's targets for renewable electricity generation and carbon emissions reduction are an increasing obligation. Combined, these now make up £264 each year of an average household energy bill[7]. Even after today's increase our prices for an average customer will be 6 per cent (£64) cheaper than 2006 prices[8].

Phil Bentley, Managing Director, British Gas, said: "As the UK's biggest buyer of gas, we want lower gas prices. However, lower availability of supplies from both the UK and the Continent coupled with higher global oil prices have forced up wholesale prices. We can't absorb the burden of these higher energy prices and the costs of delivering a cleaner environment. As Britain's greenest electricity supplier[9], we are investing in further lowering our carbon

emissions. However, this also comes at an increasing cost for all. Ultimately, the best way of reducing energy bills is to make our homes more energy efficient."

British Gas also called for faster progress on liberalising energy markets in Continental Europe to help break the historic link between gas prices and oil prices and provide greater long-term price stability to the UK energy market.

Phil Bentley added: "Our energy market is now part of a much bigger picture. The UK gas market is competitive but is now fully linked to Continental Europe where the gas market is less competitive and prices are linked to oil prices. As oil prices have increased, so has the cost of gas across Europe, and this has hit the UK."

To help reduce the impact of rising costs and address emissions from homes, British Gas is rolling out a new free insulation programme. Under the new CERT scheme, from January 2008 British Gas is offering to insulate any UK home belonging to someone who is over 70 years old at no cost to the householder. The 'no means testing' approach to the scheme could see up to 1.7 million homes receiving free roof and cavity wall insulation.

To offer further help for up to 25,000 of its most vulnerable customers, British Gas has also launched a Winter Protection Package, called *Winter Warmer*, which includes a credit of up to £90 rebate and free insulation. It is also investing a further £13.45 million in the British Gas Energy Trust over the next four years, which helps consumers with debt problems – taking the total committed to the Trust to £21.3 million since 2004.

A new report from energywatch this week found that: *"British Gas has and will have made the most significant voluntary commitment to measures to reduce the impact of fuel bills on its vulnerable customers."* The report concluded that British Gas' financial commitment to helping its vulnerable customers was *"nearing double the level that would be expected from its market share"*[10].

Ends

Centrica Investor Relations: 01753 494900
Media Contacts:
Alan McLaughlin, British Gas on 0845 072 8002
Andrew Turpin, Centrica PLC on 01753 494088

Notes to editors

1. British Gas' contribution is based upon the "Costs (£)" attributed to "British Gas" within table 3.2 of the Cornwall Energy Associates report "Proportionality of Social Tariffs and Rebates" as a proportion of "All six suppliers", plus £13m committed funding for the British Gas Energy Trust and £2.3m committed funding of British Gas' "Winter Warmer".
2. Comparisons for a customer with industry standard average annual gas consumption of 20,500 kWh and electricity consumption of 3,300 kWh on standard tariff are rounded and include VAT at 5%. Electricity price changes averaged across all electricity regions - actual increase will vary by region and meter type.
3. Price increase applies from 1st March 2008 for Essentials customers. 312,000 Essentials customers + 25,000 Price Promise customers.
4. Our fixed/protected prices are subject to separate terms and conditions.
5. Reduction for a gas Monthly Direct Debit customer on standard tariff at industry average consumption of 20,500 kWh as a result of our 2 price reductions on 12th March and 26th April 2007.

6. Annual forward gas and electricity prices for calendar year 2008 since 8 February (based on British Gas price cut announcement).
7. Total annual costs incurred per customer for Transport & Distribution - £222, CERT - £31, ROC – £12. Based on an a customer with industry standard average annual gas consumption of 20,500 kWh and electricity consumption of 3,300 kWh on standard tariff, are rounded and include VAT at 5%.
8. Comparison of December 2006 to 18 January 2008 national average Dual Fuel bills at industry average annual consumption of 20,500kWh gas and 3,300 kWh single rate electricity for credit meters. £64 relates to customers paying by Quarterly Cash/Cheque.
9 The electricity which British Gas supplies has the lowest CO2 emissions of all the major energy suppliers in GB (based on fuel mix disclosure for the year up to end March 2007).
10. *Proportionality of social tariffs and rebates - paper for energywatch prepared by Cornwall Energy, January 2008.*

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

22 January 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Derek Woodward
HEAD OF SECRETARIAT

For and on behalf of
Centrica plc

Enc

Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under its Share Incentive Plan ("**SIP**").

The SIP trustee, Equiniti Share Plan Trustees Limited (the "**Trustee**"), notified the Company on 22 January 2008 that:

(1) The following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 21 January 2008 held through the Trustee:

Directors	Number of Shares Acquired*	Aggregate Shares held Beneficially (across all accounts following acquisition)
Phil Bentley	58	623,776
Sam Laidlaw	57	342,021
Nick Luff	57	200,312
Jake Ulrich	58	861,287
Persons Discharging Managerial Responsibility		
Grant Dawson	58	278,018
Catherine May	57	6,254
Anne Minto	58	195,756
Chris Weston	57	134,004

* The 'Number of Shares Acquired' includes 38 Partnership shares (39 Partnership shares for Phil Bentley, Grant Dawson, Anne Minto and Jake Ulrich with a higher residual balance) acquired at 328.00 pence per share and 19 Matching shares acquired at 337.00 pence per share. Both Partnership and Matching elements are registered in the name of the Trustee.

(2) They had transferred 10,000 ordinary shares of 6 14/81 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (Allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (Unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the SIP, by participants who have left the group since the last purchase and the shares had been used towards January's allocation of Matching shares. The Directors listed above, together with some 5,160 other employees, are participants in the SIP and are potentially interested in the remaining 344 shares held by Lloyds TSB Registrars Corporate Nominee Limited AESOP2 left following the purchase.

The SIP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called '**Partnership Shares**'.
- At the same time the Company allots to participants via the Trustee one '**Matching Share**' for every two partnership shares purchased that month (up to a maximum of 20 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.

END